Delisting Determination, The Nasdaq Stock Market, LLC, January 13, 2026 Israel Acquisitions Corp
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Israel Acquisitions Corp effective at the opening of the trading session on February 2, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2)(A).
The Company was notified of the Staff determination on November 25, 2025. The Company did not appeal Staff's Delist Determination Letter.

The Company securities were suspended on December 4, 2025. The
Staff determination to delist the Company securities became final on December 4, 2025.